UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

May 13, 2003

Petroleum Geo-Services ASA
(Exact name of registrant as specified in its charter)

Strandveien 4, Lysaker N-1366, Norway
(Address of principal executive offices)

001-14614
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On May 13, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated May 13, 2003

PETROLEUM GEO-SERVICES ANNOUNCES 1 st QUARTER 2003 RESULTS

MAY 13, 2003: OSLO, NORWAY - Petroleum Geo-Services ASA (`PGS`) (OSE: PGS; PINK SHEETS: PGOGY) announced today its 1 ST quarter 2003 results.

(In millions of dollars)	Q1 2003	Q1 2002	% Change	2002
Revenues	$297.7	$227.3	31%	$994.0
Operating profit (loss)	43.3	63.6	-31.9%	(629.5)
Net income (loss)	(13.3)	(178.3)	1240.6%	(1,392.1)
EBITDA, as defined (A)	143.5	116.3	23.4%	458.8
CAPEX (B)	(10.2)	(26.8)	-61.9%	(60.9)
Investments in multi-client (C)	(45.4)	(72.5)	-37.2%	(190.4)
Cash flow defined as (A+B+C)	$87.8	$17.0	416.5%	$207.5

Q1 Highlights:

  Continued strong safety and regularity performance·
  Business restructuring and cost reduction program on track·
  Financial restructuring progressing, but no solution yet·
  Improved liquidity position·
  Atlantis sale completed in February

Q1 Operations:

  63 % increase in contract seismic revenue compared to Q1 2002
  Average multi-client pre-funding increased to 64%
  72 % increase in multi-client late sales compared to Q1 2002
  Successful side-track well on Varg completed mid February added about 12,500 barrels of oil production per day

Slightly lower revenues associated with Petrojarl Foinaven due to bad weather conditions

FOR DETAILS, CONTACT:
Sverre Strandenes , SVP Corporate Communications Dag W. Reynolds, Director European IR Phone:+47 6752 6400 Suzanne M. McLeod, U.S. IR Phone:+1 281-589-7935

Petroleum Geo-Services ASA(1)
Consolidated Statements of Operations

	Quarter ended		Year ended
	March 31,		December 31,
	2003	2002	2002
(In thousands of dollars)	Unaudited	Unaudited	Unaudited

Revenue	$297 678	$227 339	$994 019

Cost of sales	139 413	96 843	476 212
Research and technology costs	590	712	2 766
Selling, general and administrative costs	14 166	13 484	56 198
Operating expenses before depreciation, amortization and unusual items	154 169	111 039	535 176
Depreciation and amortization	91 757	75 892	362 553
Unusual items, net	8 484	(23 211)	725 815
Operating profit (loss)	43 268	63 619	(629 525)
Financial expense, net	(39 544)	(33 434)	(148 473)
Other gain (loss), net	211	(1 474)	(16 533)
Income (loss) before income taxes	3 935	28 711	(794 531)
Provision (benefit) for income taxes	13 822	21 336	204 099
Discontinued operations/operations held for sale, net of tax	(3 448)	234	(207 545)
Income (loss) before cumulative effect of accounting change	(13 335)	7 609	(1 206 175)
Cumulative effect of accounting change, net of tax	-	(185 933)	(185 933)
Net income (loss)	$(13 335)	$(178 324)	$(1 392 108)

	Quarter ended		Year ended
	March 31,		December 31,
	2003	2002	2002
(In thousands of dollars)	Unaudited	Unaudited	Unaudited
EBITDA, as defined (2) (A)	$143 509	$116 300	$458 843
Investments in multi-client library (B)	(45 444)	(72 542)	(190 436)
Capital expenditures (C)	(10 240)	(26 768)	(60 894)
Cashflow post investment (A+B+C)	$87 825	$16 990	$207 513

Net interest bearing debt	$2 384 371	$2 434 662	$2 439 195

(1) The accompanying financial statements have been prepared assuming that PGS will continue as a going concern. PGS is, however, experiencing certain financial difficulties that raise doubt about its ability to continue as a going concern. Among other things, PGS has $1.1 billion of indebtedness maturing in 2003, which must be restructured or rescheduled. PGS is seeking to effect a financial restructuring that would address these financial difficulties, but there can be no assurance that it will be successful in doing so. The accompanying consolidated financial statements do not include any adjustments that might result from PGS not continuing as a going concern (see Liquidity and Capital Resources for further discussion).

(2) See enclosed Support Tables for reconciliation of EBITDA, as defined. EBITDA, as defined, may not be comparable to other similarly titled measures from other companies. We have included EBITDA, as defined, as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing our operating performance with the performance of other companies.

Q1 2003 – Stable Operations

Revenues increased to $297.7 million in Q1 2003 compared to $227.3 million last year, an increase of 31%. EBITDA, as defined, for Q1 2003, was $143.5 million versus $116.3 million in Q1 2002, an increase of 23%. This increase was mainly due to a considerable increase in revenues generated from our seismic fleet operating in the contract market, improved sales of our multi-client library, increased activity for our onshore business and Pertra's successful new oil well. An offsetting factor was slightly lower revenues associated with Petrojarl Foinanven due to bad weather conditions.

The FPSO vessels continued their excellent operating performance. In Q1 2002 the Petrojarl Varg FPSO was on contract with Norsk Hydro ($20.3 million in revenues), while in Q1 2003 it operated on the same field, which is now owned 70% by PGS, with a combined $41.3 million in external revenue from charter hire and oil production. A new side-track well was completed mid February 2003 adding about 12,500 barrels of oil production per day. Petrojarl Foinaven experienced extreme weather conditions in January and February and is lagging behind in production volume. In total our Production business generated $103.5 million in revenue in Q1 2003 compared to $79.4 million in Q1 2002, an increase of 30%. EBITDA, as defined, ended at $49.8 million in Q1 2003 compared to $49.6 million in Q1 2002. EBITDA as defined for Q1 2002 was effected by a reversal of the final portion of a previous recorded loss contract accrual (Q4 2000) relating to Ramform Banff for $8.2 million. Without this reversal the EBITDA, as defined, for Q1 2002 would have been $41.4 million.

All marine seismic vessels were fully utilized during Q1 2003. Total revenue from our Geophysical business reached $194.2 million for Q1 2003 compared to $147.9 million in Q1 2002, an increase of $46.3 million or 31%. Our contract seismic business experienced a significant increase generating revenues of $103.7 million in Q1 2003 compared to $63.8 million in Q1 2002, an increase of 63%. This once more proves that we are successfully shifting our Geophysical business to the contract market as opposed to previous years where the focus was on the multi-client market. Multi-client pre-funding decreased from Q1 2002 by $14.5 million to $28.9 million in Q1 2003 due to lower levels of multi-client investments. The percentage of multi-client pre-funding on new multi-client investments increased from 60% in Q1 2002 to 64% in Q1 2003. Multi-client late sale were $49.6 million in Q1 2003, of which $19.3 million from the Brunei contract, compared to $28.8 million in Q1 2002, an increase of 72%. Our cash investments in multi-client library totalled $45.4 million in Q1 2003 compared to $72.5 million in Q1 2002. The total multi-client cashflow was $33.0 million in Q1 2003 compared to negative cashflow in Q1 2002 of ($0.4) million. EBITDA, as defined, ended at 93.7 million in Q1 2003 compared to $66.7 million in Q1 2002, an increase of 40%.

In Q1 2003, PGS sold its Atlantis operation to China National Chemicals Import & Export Corporation (Sinochem). Cash proceeds from the sale were $55.4 million, of which $10.6 million covered operating cash for 2003 funded by PGS in 2003 up to the final cash settlement date of February 20. We have recorded a $3.4 million in net loss, after tax, from this sale in Q1 2003, which is reflected in discontinued operations. Subject to completion and terms of certain Atlantis sales contracts, PGS can receive an additional $50 million in proceeds from this sale.

In December 2002, PGS completed the sale of its Production Services division (former Atlantic Power) with a contingent payment of up to $15.0 million. No such contingent payment was received in Q1 2003.

PGS decided to use the 30 day grace period for payment of interest on all Senior Notes during the 1st Quarter. The decision was made due to the Company's ongoing dialogue with its banks and bondholders in assessing PGS' financial condition and optimising its liquidity position. All interest has been paid post grace period. PGS is deferring distribution payments on preferred securities issued by its trust subsidiary PGS Trust I (PGO PrA), commencing with the December 31, 2002 distribution payment. Under the terms of the securities, PGS has the option to defer distributions for up to 20 consecutive quarterly periods without causing a default.

PGS has, in connection with its efforts to effect a financial restructuring, appointed a team of external advisors to assist the PGS Group.A substantial number of bondholders have formed an ad hoc committee through the law firm Bingham McCutchen LLP. A steering committee of PGS banks has also been formed. The financial advisors of PGS are UBS Warburg and ABG Sundal Collier. (see Liquidity and Capital Resources for further discussion).

Financial expense, net: The net interest bearing debt decreased by $50.3 million during Q1 2003 to $2,384.4 million as of March 31, 2003. Gross financial expense for Q1 2003 equalled $40.6 million, which implies an average interest rate of 6.7%. Gross financial expense for Q1 2002 was $35.1 million.

Other gain (loss), net:  Other gain (loss), net, for Q1 2003 was a gain of $0.2 million compared to a loss of ($1.5) million in Q1 2002. This gain is mainly the result of foreign exchange net gains in Q1 2003 of $1.0 million compared to foreign exchange net loss in Q1 2002 of $(0.6) million.

Major changes to the total assets are as follows:

· Reduction in assets held for sale relates to the sale of our Atlantis operations.

Capital investments in Q1 2003 were:

· Investments in multi-client library totalled $45.4 million ($72.5 million in 2002).
· Capital expenditure in Pertra AS totalled $8.2 million.
·  Capital expenditures in Geophysical totalled $2.1 million ($15.6 million in 2002).

Petroleum Geo-Services ASA (1)
Consolidated Balance Sheets

	March 31,	December 31,
	2003	2002
(In thousands of dollars)	Unaudited	Unaudited

Assets
Cash and cash equivalents	$135 701	$113 031
Accounts receivable, net	241 206	220 895
Other current assets	79 960	74 390
Oil and gas assets	20 218	17 324
Assets held for sale	-	65 309
Total current assets	477 085	490 949
Multi-client library, net	655 778	660 383
Property and equipment, net	1 696 102	1 731 105
Other long-term assets, net	109 132	121 600
Total assets	$2 938 097	$3 004 037

Petroleum Geo-Services ASA
Consolidated Balance Sheets
	March 31,	December 31,
	2003	2002
(In thousands of dollars, except for share data)	Unaudited	Unaudited
Liabilities and Shareholders' Equity
Short-term debt and current portion of long-term debt and capital lease obligations	$956 651	$959 550
Debt and other liabilities held for sale	-	19 980
Accounts payable and accrued expenses	249 733	250 524
Income taxes payable	29 448	19 034
Total current liabilities	1 235 832	1 249 088
Long-term debt and capital lease obligations	1 384 373	1 386 400
Other long-term liabilities	55 693	54 701
Deferred income taxes	121 630	132 115
Total liabilities	2 797 528	2 822 304
Commitments and contingencies
Guaranteed preferred beneficial interest in PGS junior
subordinated debt securities	142 528	142 322
Mandatorily redeemable cumulative preferred stock related to multi-client securitization	36 520	63 954
Shareholders' equity:
Common stock, par value NOK 5; issued & outstanding
103,345,987 shares at December 31, 2002 and March 31, 2003	71 089	71 089
Additional paid-in capital	1 225 115	1 225 115
Retained earnings	(1 307 657)	(1 294 322)
Accumulated other comprehensive loss	(27 026)	(26 425)
Total shareholders' equity	(38 479)	(24 543)
Total liabilities and shareholders' equity	$2 938 097	$3 004 037

Interest bearing debt, net (excluding debt in held for sale activities)	$2 384 371	$2 439 195

Liquidity and Capital Resources

The PGS Group has approximately $1.1 billion of debt and other contractual obligations maturing in 2003, of which $930 million are bank and senior note obligations of PGS ASA (the Parent Company of the PGS Group). Based on the Company’s existing business plan and forecast, PGS ASA is dependent on a restructuring, refinancing and/or extension of the maturities of such obligations to continue as a going concern.

In connection with the financial difficulties faced by PGS ASA, the Company’s financial advisors continue to assist PGS in the ongoing evaluation of the Company’s financial condition and a review of alternatives for financial restructuring, refinancing and/or extension focused on PGS ASA. In this connection, PGS and its advisors have continued to have discussions with the Company’s banks, ad hoc committee of bondholders, lessors and other creditors. At this point, PGS has not reached any agreement with the banks, the ad hoc bondholder committee or other creditors. PGS believes that it is possible to reach such agreements with the banks, the bondholder committee and other creditors, but there is no assurance that such agreements will be reached. If no such restructuring agreement is reached on a timely basis, PGS may be required to, among other things, take appropriate legal steps to seek protection from its creditors. In addition, it is possible that a restructuring agreement could involve a process requiring court approval of a restructuring or reorganization plan.

Certain defaults have been waived or cured, but not all of them. PGS is continuing discussions in relation to outstanding waivers with relevant counter- parties. There can be no assurance that these waivers will be obtained or that the parties to these agreements will not seek to enforce their remedies, which could possibly lead to PGS seeking relief from its creditors under applicable laws. No reclassification has been made in our balance sheet to reflect such obligations as current.PGS is currently in violation of certain financial and other covenants in various bank credit and leasing agreements, and has been seeking waivers of these defaults.

While PGS has used the grace periods under several of its indentures to defer the payment of interest to improve the Company’s short-term liquidity, PGS is current on all interest payments that are due under its outstanding debt. PGS has also elected, beginning in December 2002, to utilize its option to defer distribution payments on the preferred securities issued by the Company’s trust subsidiary, PGS Trust I. Such deferral may be continued for up to 20 consecutive quarterly periods without causing a default. As a part of the financial restructuring of PGS and the monitoring of the short-term liquidity, the Company will continue to utilise contractual rights to extend payment terms in order to create short-term financial flexibility.

The current corporate credit rating for PGS’ senior unsecured debt is C from Standard & Poor’s Rating Services and Ca from Moody’s Investor Services. As a result, in the absence of a significant restructuring and/or extension of its obligations, the Company’s ability to raise capital for purposes of refinancing its obligations is limited. As of March 31, 2003, all of the Company’s credit facilities were fully drawn.

PGS is committed to exploring an orderly financial restructuring at the PGS ASA level that will permit the Company to continue its subsidiary level geophysical and production operations and to attempting to preserve the enterprise value of the Company’s business. However, there can be no assurance that PGS will be successful in doing so.

Outlook

PGS is engaged in two main businesses: geophysical services and floating production. There are limited synergies between these businesses. PGS’ business plan and improvement efforts are therefore focused on developing these businesses separately.

Management has ongoing efforts to rebuild PGS’ business platform; the main areas of focus are:

  Having a balance sheet reflecting realistic asset values
  Further improving post capex cash flow after capital expenditures
  Establishing a debt level and debt structure that is aligned with PGS’ future cash generating capabilities
  Continuing focus on day-to-day operations and performance, emphasizing health, safety and environment

As a part of its cost reduction program of$ 75 million, PGS has announced a headcount reduction of approximately 250 employees. The proposed headcount reductions will mainly come in the Company’s business centers in Houston, London and Oslo. The costs related to the proposed reductions are expected to occur during the second and third quarter 2003.

Pertra AS, a PGS subsidiary and operator of Production Licence 038 (the Varg Field), spudded an appraisal well on Varg South in April 2003. The depth of the oil-water contact will determine the commercial value of the oil in Varg South.

PGS has an ongoing dialogue with the Norwegian tax authorities regarding a potential tax claim involving PGS employees employed by PGS Isle of Man. The issue being discussed relates to social security tax and seamen pension for EU citizens employed onboard vessels registered in Norway (NIS). Currently no accruals have been made for this possible tax claim.

NYSE Matters

As a result of the low trading price for PGS’ American Depository Shares (ADSs) and due to the Company’s market capitalization and shareholders’ equity, the Company no longer met the New York Stock Exchange’s (NYSE) continued listing criteria. As a result PGS ASA’s ADSs were delisted February 26 2003. Following the de-listing PGS ADSs and trust preferred securities are quoted on the OTC (over-the-counter) and “pink sheets” in the United States. The ADSs represent shares of the Company, which are listed on the Oslo Stock Exchange. Shares held in the ADR program may be withdrawn from time to time.

UK Leases

The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger , Valiant , Viking , Victory and Vanguard ; Petrojarl Foinaven ; and production equipment of the Ramform Banff .The Company paid funds to large international banks (the “Payment Banks”), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the “Defeased Rental Payments”) and the lessors legally released the Company asobligor of such rental payments.Accordingly, the Company has recorded no capital lease obligations on its consolidated balance sheets with respect to these leases.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the “Assumed Interest Rates”).If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates.Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the “Additional Required Rental Payments”).Currently interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of March 31, 2003 the net present value of Additional Required Rental Payments aggregated GBP 32 million, using an 8% discount rate. The Additional Required Rental Payments are reflected in other financial income (loss) as they are incurred and paid.

Basis of Financial Statements

The accompanying financial statements have been prepared assuming that PGS will continue as a going concern. As discussed earlier, PGS is experiencing financial difficulties that raise doubt about its ability to continue as a going concern. PGS is seeking to effect a financial restructuring that would address these financial difficulties, but there can be no assurance that PGS will be successful in doing so. The accompanying consolidated financial statements do not include any adjustments that might result from PGS not continuing as a going concern.

****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO’s). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company.

Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission.As a result of these factors, the Company’s actual results may differ materially from those indicated in or implied by such forward-looking statements.

Petroleum Geo-Services ASA
Consolidated Statements of Cash Flows

	Quarter ended		Year ended
	March 31,		December 31,
	2003	2002	2002
(In thousands of dollars)	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	$(13 335)	$(178 324)	$(1 392 108)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization charged to expense	91 757	75 892	362 553
Non-cash unusual items and sale of subsidiary, net	4 789	185 933	1 182 037
Cash effects related to assets and liabilities held for sale	2 915	5 421	5 864
Provision (benefit) for deferred income taxes	(2 175)	20 661	183 407
Working capital changes and other items	(22 758)	(16 534)	(10 729)
Net cash provided by operating activities	61 193	93 049	331 024
Cash flows from investing activities:
Investment in multi-client library	(45 444)	(72 542)	(190 436)
Capital expenditures	(10 240)	(26 768)	(60 894)
Development of assets held for sale	-	(14 368)	(77 229)
Sale of subsidiary	48 615	-	20 222
Other items, net	1 194	(605)	(9 030)
Net cash (used in) provided by investing activities	(5 875)	(114 283)	(317 367)
Cash flows from financing activities:
Redemption of preferred stock	(27 632)	(31 017)	(98 983)
Repayment of long-term debt	(465)	(228 031)	(241 826)
Principal payments under capital lease obligations	(4 472)	(4 068)	(15 496)
Net increase (decrease) in bank facility and short-term debt	(48)	270 000	335 348
Net receipts (payments) under tax equalization swap contracts	-	(11 459)	9 566
Other items, net	-	7 130	8 098
Net cash (used) provided by financing activities	(32 617)	2 555	(3 293)
Effect of exchange rate changes in cash and cash equivalents	(31)	(53)	537
Net increase (decrease) in cash and cash equivalents	22 670	(18 732)	10 901
Cash and cash equivalents at beginning of period	113 031	102 130	102 130
Cash and cash equivalents at end of period	$135 701	$83 398	$113 031

Petroleum Geo-Services ASA
Support Tables

General
The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

Geographic Distribution of Revenue
The distribution of our revenue by geographic region for the periods presented was as follows:
	Quarter ended March 31, 2003			Quarter ended March 31, 2002		Year ended Dec. 31, 2002
(In thousands of dollars, except percentage)	Revenue	Percentage		Revenue	Percentage	Revenue	Percentage
North and South America	$83 277	28%		$72 604	32%	$220 633	22%
Europe, Africa and Middle East	176 203	59%		140 669	62%	631 216	64%
Asia Pacific	38 198	13%		14 066	6%	142 170	14%
Total	$297 678	100%		$227 339	100%	$994 019	100%

Revenue Distribution by Operating Segment
The distribution of our revenue by operating segment for the periods presented was as follows:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Geophysical revenue:
- Marine seismic	$141 863	$101 575		$511 958
- Land seismic	40 103	34 083		109 094
- Data Processing, Reservoir Consultants & other	12 260	12 273		50 353
Total Geophysical revenue(A)	194 226	147 931		671 405
Production revenue(B)	103 452	79 408		322 614
Total	$297 678	$227 339		$994 019

(A) Geophysical revenue by service type:
- Multi-client pre-funding	$28 868	$43 396		$106 544
- Multi-client late sales	49 617	28 765		162 508
- Contract seismic	103 688	63 781		357 363
- Other	12 053	11 989		44 990
Total	$194 226	$147 931		$671 405

(B) Production revenue split by operations:
- Petrojarl I	$15 752	$15 063		$62 631
- Petrojarl Foinaven	33 152	34 118		133 364
- Ramform Banff	13 200	9 766		37 886
- Petrojarl Varg (a)	17 206	20 260		69 455
- Other FPSO	74	34		242
Total FPSO revenue	79 384	79 241		303 578
Pertra AS (Varg field PL 038)	35 629	-		32 697
Other(b)	-	167		1 222
Elimination of internal charter of Petrojarl Varg(c)	(11 561)	-		(14 883)
Total	$103 452	$79 408		$322 614

(a)	Petrojarl Varg commenced producing the Varg field (PL 038) in August 2002, which is 70% owned by our subsidiary Pertra AS.
(b)	Consist of certain oil & gas exploration activitites for 2002.
(c) Intercompany charter of Petrojarl Varg to Pertra AS.

(1) The accompanying supporting tables have been prepared assuming that PGS will continue as a going concern.
PGS is, however, experiencing certain financial difficulties that raise doubt about its ability to continue as a going concern. Among other things, PGS has $1.1 billion of indebtedness that mature in 2003, which must be restructured or rescheduled. PGS is seeking to effect a financial restructuring that would address these financial difficulties, but there can be no assurance that PGS will be successful in doing so.

The accompanying supporting tables do not include any adjustments that might result from PGS not continuing as a going concern. (See Liquidity and Capital Resources as explained in the Earnings Release.)

EBITDA, as defined, by quarter 2001
EBITDA, as defined, for the quarters presented was as follows:
(In thousands of dollars)	Q1	Q2		Q3	Q4	2001
Operating profit (loss)	$127 582	$21 650		$68 715	$(28 638)	$189 309
Plus: Depreciation and amortization	60 068	75 292		74 761	122 906	333 027
Plus: Unusual items	(99 546)	12 490		(25 992)	24 499	(88 549)
EBITDA, as defined	$88 104	$109 432		$117 484	$118 767	$433 787

EBITDA, as defined, by quarter 2002
EBITDA, as defined, for the quarters presented was as follows:
(In thousands of dollars)	Q1	Q2		Q3	Q4	2002
Operating profit (loss)	$63 619	$55 281		$(751 903)	$3 478	$(629 525)
Plus: Depreciation and amortization	75 892	84 009		88 664	113 988	362 553
Plus: Unusual items	(23 211)	(27 417)		767 646	8 797	725 815
EBITDA, as defined	$116 300	$111 873		$104 407	$126 263	$458 843

EBITDA, as defined, by operating segment, for the periods presented
The distribution of our EBITDA, as defined, by operating segment for the periods presented was as follows:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Geophysical operations:
Operating profit (loss)	$17 661	$8 298		$(344 427)
Plus: Depreciation and amortization	76 035	58 403		294 077
Plus: Unusual items	-	-		346 634
EBITDA, as defined, Geophysical business	93 696	66 701		296 284
Production business:
Operating profit (loss)(a)	34 091	32 110		(335 631)
Plus: Depreciation and amortization	15 722	17 489		68 476
Plus: Unusual items	-	-		429 714
EBITDA, as defined, Production business(a) (b)	49 813	49 599		162 559
Non-segment charges:
Operating profit (loss)	(8 484)	23 211		50 533
Plus: Unusual items	8 484	(23 211)		(50 533)
EBITDA, as defined, Non-segment	-	-		-
Total EBITDA, as defined:
Operating profit (loss)	43 268	63 619		(629 525)
Plus: Depreciation and amortization	91 757	75 892		362 553
Plus: Unusual items	8 484	(23 211)		725 815
EBITDA, as defined	$143 509	$116 300		$458 843

(a)	Included $8.2M loss contract accrual reversal, relating to Ramform Banff, for the quarter ended March 31, 2002 and the year ended December 31, 2002.
(b)	Of the total operating profit and EBITDA, as defined, provided by our production segment, the Petrojarl Foinaven,
Petrojarl Varg and Pertra AS, provide the substantial majority of such operating profit and EBITDA, as defined.

Depreciation and amortization
Depreciation and amortization comprise the following items for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Gross depreciation	$41 783	$42 653		$181 194
Depreciation capitalized to MCS library	(6 199)	(11 518)		(31 528)
Sales related amortization of MCS library	52 115	44 757		173 107
Forced amortization MCS Library(a)	4 058	-		39 780
Total	$91 757	$75 892		$362 553

(a)	Forced amortization charges required to conform with our minimum amortization policy for the multi-client library.

Unusual Items
Unusual items consist of the following items for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Impairment of MCS library	$-	$-		$(268 403)
Impairment of Ramform Banff	-	-		(425 214)
Impairment of seismic equipment and
other geophysical assets	-	-		(56 169)
Impairments of seismic and oil and gas investments	-	-		(14 744)
Gain on tax equalization swap contracts	-	23 211		54 149
Other unusual items, net	-	-		(11 818)
Debt restructuring/refinancing costs(a)	(8 484)	-		(3 616)
Total Unusual Items	$(8 484)	$23 211		$(725 815)
Tax effect on above entries(b)	2 376	(6 499)		103 904
Net Income effect of Unusual Items	$(6 108)	$16 712		$(621 911)

(a)	Costs in relation to restructuring/refinancing the PGS Group.
(b)	Any tax benefit is offset by a valuation allowance. See (provision)/benefit for income taxes below.

Financial expense, net
Financial expense, net consists of the following items for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Financial expense	$(40 593)	$(35 093)		$(154 051)
Capitalized interest	1 049	1 659		5 578
Total	$(39 544)	$(33 434)		$(148 473)

Other gain (loss), net
Other gain (loss), net consists of the following items for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Foreign exchange gain/(loss)	$1 043	$(622)		$(8 970)
Other, net	(832)	(852)		(7 563)
Total	$211	$(1 474)		$(16 533)

(Provision)/benefit for income taxes
(Provision)/benefit for income taxes consist of the following items for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Valuation allowance relating to deferred tax assets	$(39 624)	$(7 187)		$(215 154)
Tax effect of exchange rate fluctuations	27 761	(14 341)		(91 020)
Tax effect of unusual items	2 367	(6 499)		103 904
Tax effect from ongoing operations	(4 326)	6 691		(1 829)
Total	$(13 822)	$(21 336)		$(204 099)

Discontinued operations/operations held for sale, net of tax
Discontinued operations/operations held for sale consist of the following items for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Pretax income from operations held for sale	$-	$480		$13 292
Impairment of Atlantis(a)	-	-		(190 101)
Loss on sale of Production Services division	-	-		(26 791)
Loss on sale of Atlantis	(4 789)	-		-
Tax expense on operations held for sale	1 341	(246)		(3 945)
Total(a)	$(3 448)	$234		$(207 545)

(a) Excludes tax benefits for $53.2M for the full year of 2002.

Multi-client library
The net book-value of our multi-client library by year of completion is as follows:
	March 31,	December 31,
(In thousands of dollars)	2003	2002
Completed during 1997 and years prior	$16 029	$20 837
Completed during 1998	31 955	34 168
Completed during 1999	66 934	69 642
Completed during 2000	96 451	98 179
Completed during 2001	256 245	267 992
Completed during 2002	90 936	91 845
Completed during 2003	20 764	-
Completed surveys	579 314	582 663
Surveys in progress	76 464	77 720
Multi-client library, net	$655 778	$660 383

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Capitalized depreciation	$6 199	$11 518		$31 528
Capitalized interest	1 049	1 659		5 578

Multi-client cashflow
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Multi-client pre-funding(a)	$28 868	$43 396		$106 544
Multi-client late sales(a)	49 617	28 765		162 508
Investment in multi-client library	(45 444)	(72 542)		(190 436)
Multi-client cashflow, net	$33 041	$(381)		$78 616

(a) See Revenue Distribution by Operating Segements above.

Outstanding financial obligations
Outstanding financial obligatons (including capital leases) and preferred securities were as follows:
	March 31,	December 31,		Net
(In thousands of dollars)	2003	2002		change
Short-term and long-term debt,
current and long-term portion	$2 251 076	$2 251 431		$(355)
Capital lease obligations, current and				-
long-term portion	89 948	94 519		(4 571)
Trust preferred securities	142 528	142 322		206
Securitization preferred securities	36 520	63 954		(27 434)
Total debt and preferred securities(a)	$2 520 072	$2 552 226		$(32 154)

(a) In addition debt included in operations held for sale	$-	$15 800		$(15 800)

Summary of Debt, Capital Leases and Other Contractual Obligations
The following table summarizes our contractual obligations as of March 31, 2003, to make future principal/redemption payments through 2006 and thereafter:
	Total	Due in		Due in	Due in	Due in	Due in 2007
(In millions of dollars)	obligation	2003		2004	2005	2006	and thereafter
Short-term and long-term debt, including current
portion, excluding debt held for sale	$2 255,2	$940,8		$12,2	$13,0	$13,2	$1 276,0
Capital lease obligations, including current
portion, at gross contractual commitment	96,5	14,7		18,0	28,5	21,6	13,7
Operating lease obligations	250,5	74,7		59,3	35,3	19,0	62,2
Guaranteed preferred beneficial interest in junior
subordinated debt securities, exclusive of
issue costs(a)	143,8	-	#	-	-	-	143,8
Mandatorily redeemable cumulative preferred
securities, exclusive of issue costs	36,5	36,5		-	-	-	-
Total	$2 782,5	$1 066,7		$89,5	$76,8	$53,8	$1 495,7

(a)	For information regarding the $143.8M liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 11 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001. The sole assets of the trust are junior subordinated debentures of the Company that bear interest rate of 9.625% per year and mature on June 30, 2039. As of December 31, 2002 the trust held $148.2M principal amount of such debentures.

Financial expense, includes minority interest related to the trust's securities for the periods presented:
	Quarter ended			Year ended
(In thousands of dollars)	March 31,			December 31,
	2003	2002		2002
Minority interest Trust securities	$3 840	$3 763		$14 974

Capital expenditures
Our capital expenditures were as follows for the periods presented:
	Quarter ended			Year ended
	March 31,			December 31,
(In thousands of dollars)	2003	2002		2002
Geophysical operations(a)	$2 070	$15 595		$41 743
Production FPSO operations(b)	-	11 173		10 913
Production Varg Field (PL038)(c)	8 170	-		8 238
Total	$10 240	$26 768		$60 894

(a) Geophysical split by operation:
Marine seismic	$1 400	$9 418		$30 968
Land seismic	-	5 133		7 037
Data Processing, Reservoir Consultants & other	670	1 044		3 738
Total	$2 070	15 595		$41 743

(b) Production split by FPSO:
Petrojarl I	-	10 297		10 158
Other	-	876		755
Total	$-	$11 173		$10 913

(c)	Capital expenditures for the Varg field (PL038) includes drilling costs of $8.2M for the quarter ended March 31, 2003 and $4.7M for the year ended December 31, 2002.

Earnings/(loss) per share
Earnings/(loss) per share for the periods presented was as follows:
	Quarter ended			Year ended
	March 31,			December 31,
(In dollars, except for numbers of shares)	2003	2002		2002
Basic earnings (loss) per share before cumulative
effect of accounting change	(0,13)	0,07		(11,67)
Cumulative effect of accounting change, net of tax	-	(1,80)		(1,80)
Basic earnings (loss) per share	$(0,13)	$(1,73)		$(13,47)

Diluted earnings (loss) per share before cumulative
effect of accounting change	(0,13)	0,07		(11,67)
Cumulative effect of accounting change, net of tax	-	(1,80)		(1,80)
Diluted earnings (loss) per share	$(0,13)	$(1,73)		$(13,47)

Basic shares outstanding	103 345 987	103 345 987		103 345 987
Diluted shares outstanding	103 345 987	103 345 987		103 345 987

SIGNATURE

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Petroleum Geo-Services ASA (Registrant)
May 13, 2003 (Date)	/s/ SVERRE STRANDENES Sverre Strandenes Senior Vice President